
FORTUNE
DOME
FORTUNE DOME

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

02029082

ARS
P.E. 1/3/02

REC'D S.E.C.
APR 2 2002
071

A Z T A R

2001 ANNUAL REPORT

TABLE OF CONTENTS

AZTAR CORPORATION

We operate casinos in the United States, with approximately $1.1 billion in assets and 2001 revenues of $849.5 million. We have been in the gaming business for more than 22 years, and today operate three casino hotels in major gaming markets, as well as two riverboat casinos. The properties are Tropicana Casino and Resort in Atlantic City, New Jersey, Tropicana Resort and Casino in Las Vegas, Nevada, Ramada Express Hotel and Casino in Laughlin, Nevada, Casino Aztar in Caruthersville, Missouri, and Casino Aztar in Evansville, Indiana.

Our product concept is the creation of fun, fantasy, excitement and entertainment in a casino gaming environment. Each of our casinos is designed and operated to serve the unique demographics of its particular market. Our staff is dedicated to the principles of friendliness and service. Our goal is to enhance through operating excellence the value of our shareholders' investment in our company while maintaining a prudent financial position.

ABOUT THE COVER

The Fortune Dome, both a themed area of the casino and a promotional attraction at the Atlantic City Tropicana, is an excellent example of our commitment to "creating fun" for our customers. This spectacularly successful concept invites customers who qualify to ascend into the neon-lit chrome-and-acrylic dome and grab as much cash as possible in a 45-second period as the cash swirls in the surrounding air, blue lights flash and music plays. For more about the Aztar version of creating fun, please see page 7.

	(in millions, except per share data)				
	1997	1998	1999	2000	2001
Revenues	$ 782.4	$ 806.1	$ 800.3	$ 848.1	$ 849.5
Operating Income	67.4	81.6	89.6	115.5	131.4
Income per Common Share before Extraordinary Items (Assuming Dilution)	0.08	0.23	0.46	1.23	1.48

CONSOLIDATED EBITDAR

(in millions)


$140.3
$154.5
$160.6
$186.6
$201.8
97
98
99
00
01

EBITDAR means operating income before depreciation and amortization, and rent. Please see page 17 for additional information about EBITDAR.



Paul E. Rubeli
Chairman of the Board,
President and Chief Executive Officer

2001 was a remarkably good year for Aztar. We reported the highest revenues, the highest operating income and the highest net income in the company's history. Our 2001 EBITDAR reflected record years at three of our properties – the Tropicana Atlantic City, Ramada Express and Casino Aztar Caruthersville – and a strong performance by Casino Aztar Evansville. Only a tough fourth quarter at the Tropicana Las Vegas, due in large part to the effects of the terrorism acts of September 11, prevented us from fully achieving our goal of increased operating cash flows at all five properties.

The solid performance at our properties was achieved by adhering to our strategy for operating in a weakened economy: refusing to chase market share, focusing on "quality" revenues and customers, increasing operating margins, emphasizing products and service, and creating "fun."

Our resolve on the first two points – refusing to chase market share and focusing on "quality" revenues and customers – resulted in flat "top line" growth. Nonetheless, operating income rose by 13.8% and EBITDAR margin rose to 23.8% from 22.0% year over year, a clear indication of the success of our focus on customers who provide higher returns on our marketing dollars.

The value of our strategy shows up in the 2001 performance of the Tropicana Atlantic City, our largest property: cash rooms revenue rose; "giveaways" – promotional coin and allowances given to our customers – were down; investment of capital dollars in casino equipment instead of spending expense dollars on marketing boosted higher-margin Saturday slot machine play; and operating margin improved.

We also believe that our emphasis on products and services and creating "fun" for customers who appreciate a better experience is paying off. By creating "fun," we mean offering activities in our casinos and throughout our properties that are novel and entertaining and, we hope, raise the pleasure of a visit to a higher level than in other casinos. For a taste of what we mean, we invite you to peruse the following pages.

During the year, we also continued to implement our program to strengthen the balance sheet and to increase share value by repurchasing our stock.

We extended the maturity of our $264 million revolving credit facility to June 2005 and issued $175 million of 9% Senior Subordinated Notes due 2011. These actions, and our cash flow generating power, equip our company with the financial resources we will need as we advance into a new phase of significant development and growth.

During the fourth quarter of 2001, we also completed our program begun in 1999 of repurchasing 11.0 million shares, approximately 20%, of our common stock, at an average price of $11.64 per share.

The stock market recognized our financial and operating accomplishments, boosting our share price more than 45%, from $12.94 to $18.80, during the course of the fiscal year. (The Dow Jones Casino Industry Index, by contrast, rose slightly more than 10 percent in 2001.)

For the past five years, we have been in a "harvesting" mode, reaping the cash flows produced by our last phase of development. Now we are ready to turn our focus again to growth and development. We remain resolute in our commitment to undertake only those capital projects that produce returns on invested capital substantially in excess of the company's weighted average cost of capital. We are advancing on two growth fronts with that standard clearly in mind: a major expansion of the Tropicana Atlantic City that we had announced in early 2001, and continuing feasibility studies to master-plan a potential development of the site of the Tropicana Las Vegas.

The Tropicana Atlantic City expansion will be an exciting addition to the property. The main attraction will be a 200,000-square-foot dining and entertainment complex to be called The Quarter, in the manner of the French Quarter or the Latin Quarter with all the flair of Old Havana. The other main elements are a 502-room convention hotel tower, a 2,400-space parking garage, and a 20,000-square-foot meeting and conference center, all on land adjoining the property and previously used for surface parking, and continuing increases in slot machines in the casino, to more than 4,400 units. Construction is scheduled to begin by May 1, 2002, with opening slated by March 1, 2004.

Our Atlantic City expansion has been a part of our master plan for several years. We believe it will broaden the appeal of both the property and the Atlantic City market by providing dining and entertainment attractions including popular national and regional restaurants, night clubs and other show venues, and selective shopping – all features that Atlantic City currently lacks.

In Las Vegas, we acquired in early 2002 our real-estate partners' 50% share of the land and buildings that comprise the Tropicana for $117.5 million. Of this, $47.5 million was paid from our own cash and $70 million came from our revolving credit facility. The acquisition has several significant benefits to the company: it eliminates an operating lease, which has an estimated after-tax cash saving to the company of between $26 million and $28 million on a present value basis; it provides unrestricted use of the "Tropicana" brand name for gaming; it simplifies our financial statements, making it easier for investors to understand our company; and it clearly establishes our full ownership of that strategic 34-acre parcel and its improvements. We estimate that the acquisition will be accretive to earnings and free cash flow.

There are no plans for immediate redevelopment for the Tropicana and current operations are to be continued indefinitely. We are conducting feasibility studies to master-plan the 34 acres at the southeast quadrant of Las Vegas Boulevard (the Las Vegas Strip) and Tropicana Avenue. The master plan envisions the creation of two separate but essentially equal and inter-connected 17-acre development sites, both fronting the Strip. We would develop the north site, and the south site would be held for future Aztar development, joint venture development, or sale for development by another party.

We believe that each 17-acre site is capable of supporting a major casino resort property consisting of 2,000 to 3,000 hotel rooms, a 100,000- to 120,000-square-foot casino, and extensive retail, dining, entertainment, meeting and resort recreational amenities. We plan to complete a comprehensive design development effort for a project on the north site by the summer of 2003, after which we will confirm our project scope, cost, timing and return assumptions, assess the strength of and outlook for the Las Vegas market, evaluate our financing options, and make a decision on whether or not to proceed.

Turning to other matters of importance, two members of our board of directors retired in 2001. To Richard Snell and Terry W. Thomas, we express our gratitude and best wishes after 20 and 23 years, respectively, of dedicated and diligent service to our company and its shareholders. And we welcomed to our board in 2001 Richard J. Glasier, executive vice president and chief financial officer of Royal Caribbean Cruises Ltd. and a veteran of the hospitality industry.

To sum up, 2001 was good to our shareholders as we completed our stock repurchase program and witnessed a significant rise in the stock price. We also ended the year with indisputably the highest interest expense coverage and lowest debt leverage in relation to cash flow in the industry. Our goals for 2002 are to continue our very successful operating strategy, increase cash flow from our properties, commence the Tropicana Atlantic City expansion and continue the Tropicana Las Vegas site design process, and maintain our balance sheet strength. We look to 2002 and the years beyond with strong financial resources and significant growth opportunities. Our continuing success in these recent years enables us to enter now a period of significant growth. It will be dramatic growth, driven by fiscal responsibility, and it will be to the benefit of all of our stakeholders.

Sincerely,

BALANCE SHEET STRENGTH

Coverage Ratio


1.9
2.3
2.7
4.0
4.5
97
98
99
00
01

Leverage Ratio


4.4
3.6
3.5
2.7
2.5
97
98
99
00
01

As the focus of the company increasingly turns to growth and development, the quality of our balance sheet is clearly one of our strengths. As the graphs indicate, we have been working systematically over the last several years to improve our credit profile. These improvements reflect increased cash flow from operations, lower levels of debt and lower costs of borrowing. At the end of 2001, our 12-month Coverage Ratio, which measures how many times EBITDA covers gross interest expense, was 4.5, the best among the public gaming companies. Our Leverage Ratio, defined as the ratio of long-term debt to EBITDA, was 2.5, which was again the best in our industry. At year end, we also had $48 million of invested cash and unused credit availability under our revolving credit facility of $264 million. We clearly have a balance sheet that positions us to be able to capitalize on our opportunities for growth.

Our corporate strategy places strong emphasis on "creating fun" for our customers in ways that are novel and entertaining and that enhance the casino experience and help differentiate our properties from the competition.

Our senior managers encourage each other and our employees to come up with activities, products, services – experiences for our customers, really – that are entertaining, but also are unconventional, surprising, perhaps even outrageous, and above all, original and exclusive if possible. When we accomplish this, our customers have fun in unexpected ways. And when they have fun, they come back, they spread the word, more customers come, and we succeed.

One example: The Chicken Challenge, a promotional game at the Tropicana Atlantic City in which members of the Diamond Club player program earn one free chance per day to play Tic-Tac-Toe with a live chicken – actually a Leghorn hen. The successful player can win $10,000 in cash. This admittedly outrageous promotion has been so popular that customers line up for a wait of 30 minutes or more to play, and crowds gather to watch. The publicity has been huge!

Another: Fortune Dome, both a themed area of the casino and a spectacularly successful slot promotion at the Tropicana Atlantic City. Customers qualify to participate by joining the Diamond Club and accumulating a minimum number of points by playing in the Fortune Dome area. A sensational sound and light show begins as the player ascends 18 feet in an elevator to enter a chrome-and-acrylic dome. The player then grabs as much cash as possible in a 45-second period as the cash swirls in the air around the player, the blue neon lights flash and music plays. Customers line up when the area opens each day to sign up for appointments to "do the Dome!". Others watch the show with a mixture of awe and amusement, but always having fun.

There are other examples in all of our properties, some not quite so novel or zany, but all just as successful: A backyard catfish fry and country-music concert for more than 1,000 of our closest friends on the bank of the Mississippi River at Casino Aztar Caruthersville; the WOW Store (Wonderful, Outrageous and Wacky things), with toy pigs flying around the cash register, at Ramada Express in Laughlin; sundown parties with live entertainment on the observation deck of our Casino Aztar Evansville riverboat on balmy summer evenings on the Ohio River; a bird show with eagles and vultures and other raptors performing tricks at the Tropicana Las Vegas.

For a pictorial sampling of our unique way of creating fun, please turn the page.


FORTUNE
DOME

Triumphal music resounds, bright lights flash and customers gather to watch as a player takes his turn at grabbing flying cash in the Fortune Dome at the Tropicana Atlantic City. Diamond Club members earn points to qualify to "do the Dome."


FORTUNE
DOME
FORTUNE DOME



Corky's Barbeque, one of the most popular barbeque restaurants in Memphis, now serves Casino Aztar patrons in both Evansville and Caruthersville. ▶



THOMAS
CALYPSO'S
$50 CASH
FOLIES BERGERE
RICK THOMAS
COMEDY STOP
FOLIES BERGERE
CALYPSO'S
RICK THOMAS
$50 CASH
COMEDY STOP
FOLIES BERGERE
$100 CASH
RICK THOMAS
CALYPSO'S
$50 CASH

The Chicken Challenge promotion at the Tropicana Atlantic City has been so popular that customers line up for a wait of a half-hour or more to play Tic Tac Toe with the chicken, and crowds gather around to watch the competition.

▼


$10,000
Chicken Challenge
POKER

◀ Showgirls from the Tropicana Las Vegas' legendary Folies Bergere assist a customer as he takes his chance at the giant Showgirl Spin & Win wheel for prizes ranging from cash to dinner and shows.

Shout! A Tribute to the '60s is a lively original revue appearing frequently at the Pavilion Theater at Ramada Express.

▼





"Strollers" – such as this singing trio in World War II vintage costume – periodically wander around the casino and other public areas to entertain guests at the Tropicana Atlantic City.

The fun begins even before the customer enters the Tropicana Las Vegas. Pedestrians crossing the intersection at Las Vegas Boulevard and Tropicana Avenue can take a free "pull" on a large slot machine and win prizes ranging from a deck of cards to free dinners and shows or a Mustang.


TROPICANA

More than 1,000 guests dined on barbeque and all the trimmings at the picnic grounds on the bank of the Mississippi River at Casino Aztar Caruthersville. Country-western singer T. Graham Brown performed in concert to round out the event.

▼




Chicken Challenge
Chicken Challenge
TROPICANA

▲

The Tropicana Atlantic City's Chicken Challenge chicken and entourage triumphantly enter First Union Arena in Philadelphia for the "Wing Bowl," an annual radio promotional event that draws more than 25,000 persons.

Lively weekday matinee performances in the Tiffany Showroom, such as the Latin Fever dance troupe, add to the entertainment experience at the Tropicana Atlantic City.



SUMMARY OF SELECTED FINANCIAL DATA[a]

	For the Five Years Ended January 3, 2002				
	2001	2000	1999	1998	1997
Operations Data (in thousands)					
Revenues	$ 849,463	$ 848,088	$ 800,314	$ 806,136	$ 782,357
Rent	(18,635)	(17,253)	(17,122)	(19,373)	(21,379)
Depreciation and amortization	(51,813)	(53,924)	(53,908)	(53,493)	(51,508)
Operating income	131,408	115,475	89,594	81,646	67,392
Net interest income and (expense)	(37,623)	(40,565)	(51,282)	(57,434)	(60,517)
Equity in unconsolidated partnership's loss	(3,702)	(4,215)	(3,961)	(4,336)	(4,618)
Income taxes	(32,074)	(17,578)	(12,222)	(8,368)	2,185
Income before extraordinary items	58,009	53,117	22,129	11,508	4,442
Extraordinary items	—	—	(15,740)	(1,346)	—
Net income	58,009	53,117	6,389	10,162	4,442
Common Stock Data (per share)					
Income before extraordinary items:					
Income per common share	$ 1.53	$ 1.28	$ .48	$ .24	$ .08
Income per common share assuming dilution	1.48	1.23	.46	.23	.08
Cash dividends declared	—	—	—	—	—
Equity	12.38	10.92	9.96	10.02	9.82
Balance Sheet Data (in thousands at year end)					
Total assets	$1,060,956	$1,011,696	$1,049,007	$1,077,702	$1,091,496
Long-term debt	458,659	463,011	497,628	487,543	491,932
Series B ESOP convertible preferred stock	5,959	6,400	7,003	7,147	6,593
Shareholders' equity	453,841	422,706	427,910	454,101	444,038
Other Financial Data (in thousands)					
Net cash provided by (used in) operating activities	$ 138,469	$ 123,631	$ 80,667	$ 86,401	$ 49,489
Net cash provided by (used in) investing activities	(57,422)	(30,499)	(34,012)	(30,640)	(23,327)
Net cash provided by (used in) financing activities	(37,005)	(99,232)	(51,075)	(43,290)	(24,164)
EBITDAR[b]	201,856	186,652	160,624	154,512	140,279

[a] See Notes 1, 5, 13, and 18 of the Notes to Consolidated Financial Statements.

[b] EBITDAR means operating income before depreciation and amortization, and rent. EBITDAR should not be construed as a substitute for operating income, or as a better indicator of liquidity than cash flow from operating activities, as they are determined in accordance with generally accepted accounting principles. EBITDAR information has been included for those investors who find it a useful tool for measuring operating performance. The Company's calculation of EBITDAR may not be comparable to similarly titled measures reported by other companies.

FINANCIAL CONDITION – LIQUIDITY AND CAPITAL RESOURCES

In 2001, we obtained additional fixed-rate debt and reduced our floating-rate revolving credit facility to zero. In addition to our cash balance, the revolving credit facility remains available as a source of liquidity for our future capital expenditures as we enter a development phase in 2002.

Additional Fixed-rate Debt

On July 27, 2001, we issued $175 million principal amount of 9% Senior Subordinated Notes due August 15, 2011. Interest is payable on February 15 and August 15, beginning on February 15, 2002. The net proceeds from this issuance, after payment of fees and expenses of the issuance, were approximately $171.2 million. The net proceeds were used to repay the outstanding borrowings under our revolving credit facility and for general corporate purposes.

The 9% Notes, ranked *pari passu* with our 8⅞% Senior Subordinated Notes, are general unsecured obligations and are subordinated in right of payment to all of our present and future senior indebtedness. Upon change of control of the company, the holders of the senior subordinated notes would have the right to require repurchase of the notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the senior subordinated notes limit our ability to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

Variable-rate Debt

Our variable-rate debt consists of a term loan and a revolving credit facility. At January 3, 2002, the balance of the term loan was $48.75 million with quarterly principal payments of $0.125 million due on a calendar basis through June 30, 2004, and $11.875 million due quarterly thereafter until maturity. Interest on the term loan is computed based upon a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%. At January 3, 2002, the maximum amount available under our revolving credit facility was $264 million and it was unused. The maximum amount available decreases by $12 million on March 31, 2004, and quarterly thereafter until maturity on June 30, 2005. Interest on the revolving credit facility is computed based upon a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.5%, or the prime rate plus a margin ranging from zero to 1.25%.

The revolving credit facility imposes various restrictions on us, including limitations on our ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The revolving credit facility prohibits dividends on our common stock (other than dividends payable in common stock) and repurchases of our common stock in excess of $250 million with limited exceptions. In addition, the revolving credit facility contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow.

Stock Repurchase Program

In 1999 and 2000, our board of directors authorized discretionary repurchases of up to 11 million shares of our common stock. In 2001, we repurchased 2,334,700 shares of our common stock at prices ranging from $9.00 per share to $16.10 per share and at an average price of $12.22 per share. From the beginning of the share repurchase program through its completion, we repurchased 11 million shares at prices ranging from $6.69 per share to $16.10 per share and at an average price of $11.64 per share. Purchases under our stock repurchase program were made from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors.

Tropicana Atlantic City Development

We are working on a plan to expand our Atlantic City Tropicana. Our plan, which is subject to change, includes: (1) increasing our casino slot capacity from 4,120 machines to over 4,400 machines, (2) adding a convention business hotel tower of 502 rooms, bringing the total rooms available to 2,126 rooms, (3) adding 20,000 square feet of meeting and convention space for a total of 70,000 square feet, (4) constructing a 2,400-space parking garage, which after the loss of some surface parking will bring our total parking spaces to over 5,000, and (5) building a 200,000-square-foot dining, entertainment and retail complex that we intend to lease to third-party operators. We expect to commence construction by May 2002, with opening contemplated by March 2004. We are targeting a project cost for the expansion of $225 million, against which we hope to realize third-party contributions, public sector subsidies, tax rebates and other credits, the present value of which could reduce the cost by up to $50 million. We are planning that the costs to be borne by us would be funded largely from our operating cash flow, with seasonal needs met by our revolving credit facility. During 2001, we spent $12.1 million on this project for architectural design and development work and we capitalized $1.3 million of interest. During 2002, we expect to spend approximately $45 million on construction costs.

Tropicana Las Vegas Development

Tropicana Enterprises, a Nevada general partnership in which Aztar is a noncontrolling 50% partner, owns the real property, which includes approximately 34 acres of land that we lease in the operation of the Las Vegas Tropicana. We have an option to purchase the 50% partnership interest that we do not own. The option gives us an unconditional right to purchase the partnership interest for $120 million. On January 29, 2002, we exercised this option and on February 28, 2002, we completed the purchase. After credits, we paid $117.5 million. The source of funds for this purchase was cash on hand of $47.5 million and the balance from our revolving credit facility. In addition, we assumed approximately $49 million of partnership debt that we were servicing through our rent payments. This partnership debt is a bank term loan that matures on June 30, 2005. The term loan calls for monthly principal payments of $0.3 million to $0.4 million, with a final payment of approximately $34 million due at maturity. The term loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at the borrower's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon our outstanding indebtedness and operating cash flow. This purchase eliminates, after February 28, 2002, our real estate rent expense at the Las Vegas Tropicana, which was $8.6 million, $8.9 million and $8.5 million net of intercompany eliminations in 2001, 2000 and 1999, respectively; and our equity in unconsolidated partnership's loss, which was $3.7 million, $4.2 million and $4.0 million in 2001, 2000 and 1999, respectively. However, it increases depreciation and interest expenses and decreases interest income after February 28, 2002. We anticipate that the net result will be accretive to net income and earnings per share. This purchase simplifies our ownership structure of the Las Vegas Tropicana and our financial statements.

We are conducting feasibility studies to master-plan a potential development of the site. The master plan envisions the creation of two separate but essentially equal and inter-connected 17-acre development sites. The north site would be developed by us. The south site would be held for our future development, joint venture development, or sale for development by another party. For development of a potential project on the north site, we plan to complete a detailed design development effort with construction documents and estimated construction costs by the summer of 2003, at which time we will decide whether or not to proceed. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any.

If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could have a material effect on our results of operations.

Other Development

We own land that is in proximity to our facilities in Evansville, Indiana. This land could be used for additional development.

Other Activity

During 2001, we received $2.2 million in cash in connection with stock option exercises. Our purchases of property and equipment, other than expenditures for the Atlantic City Tropicana development discussed above and $7.9 million for slot machines and an expansion of the Atlantic City Tropicana casino into space that was previously used for other purposes, were primarily routine in nature.

Contingency

The Indiana Department of Revenue is examining our income tax returns for the years 1998 through 2000. We have received proposed assessments from the IDR in connection with the examination of our Indiana income tax returns for the years 1996 and 1997. Those assessments are based on the IDR's position that our gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. We filed a petition in Indiana Tax Court and oral arguments were heard in April 2001. We believe that we have meritorious legal defense to those assessments and have not recorded an accrual for payment. It is reasonably possible that our estimate may change in the near term. The amount involved, including our estimate of interest, net of a federal income tax benefit assuming continuation through January 3, 2002, was approximately $7.8 million at January 3, 2002.

RESULTS OF OPERATIONS – 2001 VERSUS 2000

Our consolidated revenues were $849.5 million for 2001, a slight increase from $848.1 million in 2000. Our 2001 fiscal year included 53 weeks versus 52 weeks in the 2000 fiscal year and the extra week in the 2001 fiscal year included the New Year's Eve holiday period, which is very busy for us. Casino revenue increased slightly as we focused on programs that produce revenues with higher profit contributions. Consolidated other revenue consists of entertainment, retail and other revenue and was $38.6 million in 2001 compared with $41.1 million in 2000. The related direct costs were $32.9 million in 2001 compared with $33.1 million in 2000.

Consolidated operating income in 2001 was $131.4 million compared with $115.5 million in 2000. Consolidated casino and marketing costs were lower in 2001 compared with 2000 primarily as a result of lowering these costs at our properties in Atlantic City, Laughlin and Evansville. Consolidated utilities expense was higher in 2001 compared with 2000 as a result of rising energy prices especially at our Laughlin and Las Vegas properties. Consolidated rent expense was higher in 2001 compared with 2000 primarily due to increased rent to the City of Evansville relating to our riverboat-landing lease. A scheduled change in the formula used in calculating the rent came into effect in December 2000. The analysis of the performance of each of our properties follows.

Tropicana Atlantic City

Tropicana Casino and Resort in Atlantic City, New Jersey had total revenues of $467.8 million in 2001 compared with $465.9 million in 2000 and operating income of $97.5 million in 2001 compared with $84.0 million in 2000. Casino revenue was approximately even in 2001 and 2000. A small decrease in the volume of table games play was offset by a small increase in the hold percentage. Slot revenue was approximately even in 2001 compared with 2000. Rooms revenue increased $2 million or 10% in 2001 compared with 2000 primarily as a result of an increase in the average daily rate combined with a 2% increase in rooms occupied on a noncomplimentary basis.

Casino costs were 5% lower in 2001 compared with 2000 as we focused on programs that produce revenues with higher profit contributions. Contributing to the decline in casino costs was a 19% reduction in coin offers to slot players. Marketing costs were 6% lower in 2001 compared with 2000 primarily due to reduced spending on promotional programs, advertising and contract entertainment.

Operating income is after depreciation and amortization of $26.5 million in 2001 compared with $26.1 million in 2000 and rent expense of $2.6 million in 2001 compared with $2.5 million in 2000.

Tropicana Las Vegas

Tropicana Resort and Casino in Las Vegas, Nevada had total revenues of $154.5 million in 2001 compared with $152.9 million in 2000 and operating income of $9.0 million in 2001 compared with $8.8 million in 2000. The decrease in air travel to Las Vegas caused by the September 11, 2001 terrorist acts impacted fourth quarter results at our Las Vegas Tropicana. For the fourth quarter 2001, Tropicana Las Vegas had total revenues of $35.9 million and operating income of $0.8 million compared with total revenues of $35.6 million and operating income of $1.9 million in the fourth quarter of 2000 in spite of the extra week that included the New Year's Eve holiday period in the 2001 fourth quarter. Rooms revenue decreased by 7% in the fourth quarter 2001 compared with the fourth quarter 2000 primarily as a result of a decrease in the average daily rate combined with a decrease in occupied rooms.

Utilities expense was 41% higher in 2001 compared with 2000 primarily due to higher energy prices. Operating income is after rent expense of $9.5 million in 2001 compared with $10.1 million in 2000 and depreciation and amortization of $7.7 million in 2001 compared with $9.1 million in 2000.

Ramada Express

Ramada Express Hotel and Casino in Laughlin, Nevada had total revenues of $96.2 million in 2001 compared with $97.0 million in 2000. Casino revenue decreased by $1.8 million in 2001 compared with 2000 as we focused on programs that produce revenues with higher profit contributions. Our casino costs decreased by $1.6 million in 2001 compared with 2000 primarily as a result of decreases in payroll, complimentaries and gaming taxes. Marketing costs decreased by $1.4 million in 2001 compared with 2000 due to reduced spending on promotional programs and advertising. Utilities expense was 32% higher in 2001 compared with 2000 primarily due to higher energy prices.

Operating income at Ramada Express was $17.7 million in 2001 compared with $15.8 million in 2000. Operating income is after depreciation and amortization of $5.7 million in 2001 compared with $5.5 million in 2000 and rent expense of $0.3 million in 2001 compared with $0.4 million in 2000.

Casino Aztar Evansville

Casino Aztar Evansville in Evansville, Indiana had total revenues of $106.0 million in 2001 compared with $108.0 million in 2000. Casino revenue was down $1.0 million or 1% in 2001 compared with 2000, primarily due to a 7% decrease in table games revenue, reflecting a lower volume of play. Slot revenue in 2001 was approximately even with 2000. Casino revenue decreased as the Ohio River market absorbed a new riverboat casino that opened in late October 2000.

Casino costs decreased $0.9 million or 3% in 2001 from 2000 as a result of a decrease in complimentaries. Marketing costs decreased 14% in 2001 from 2000 due to decreased spending on promotional programs and advertising.

Operating income was $18.8 million in 2001 compared with $19.1 million in 2000. Operating income is after rent and depreciation and amortization expenses. Rent expense was $5.8 million in 2001 compared with $3.8 million in 2000. Rent expense increased as a result of increased rent to the City of Evansville relating to our riverboat-landing lease. A scheduled change in the formula used in calculating the rent came into effect in December 2000. Depreciation and amortization was $9.0 million in 2001 compared with $10.2 million in 2000.

Casino Aztar Caruthersville

Casino Aztar Caruthersville in Caruthersville, Missouri had total revenues of $25.0 million in 2001 compared with $24.3 million in 2000 and operating income of $1.6 million in 2001 compared with $0.2 million in 2000. Operating income is after depreciation and amortization of $2.9 million in 2001 compared with $3.0 million in 2000. Casino revenue increased by 6% in 2001 compared with 2000 primarily as a result of an increase in slot revenue. Our admissions increased by 2% in 2001 compared with 2000 and our win per admission increased by 4%. Casino costs decreased by 4% in 2001 compared with 2000 as we maintained tight control of our costs.

Interest Expense

Interest expense was $39.2 million in 2001 compared with $41.9 million in 2000. The decrease in interest expense was due to capitalized interest on the Atlantic City Tropicana expansion, lower levels of debt outstanding and lower interest rates. Interest capitalized during 2001 was $1.3 million compared with $0.1 million during 2000.

Income Taxes

Income tax expense in 2000 was reduced by $7.5 million, as a result of a favorable resolution of an issue with the Internal Revenue Service. See the discussion of 2000 versus 1999 for more detailed information.

Impact of Recent Events

The September 11 terrorist acts and their effect on air travel as well as the ensuing economic conditions have resulted in an increased level of uncertainty with regard to our near-term operating results. Based on a review of the latter part of our fourth quarter 2001, it appears that the Las Vegas Tropicana was our only property that was affected by the lingering effects. We are unable to predict any future effects.

RESULTS OF OPERATIONS – 2000 VERSUS 1999

Our consolidated revenues were $848.1 million for 2000, an increase of 6% from $800.3 million in 1999. Consolidated rooms revenue was higher in 2000 than in 1999 as a result of increases in occupied rooms and average daily rates at the Las Vegas Tropicana and the Atlantic City Tropicana. Consolidated other revenue consists of entertainment, retail and other revenue and was $41.1 million in 2000 compared with $34.8 million in 1999 primarily as a result of increases at the Las Vegas Tropicana. Our consolidated direct cost associated with the consolidated other revenue was $33.1 million in 2000 compared with $30.3 million in 1999.

Consolidated operating income in 2000 was $115.5 million compared with $89.6 million in 1999. Consolidated rooms costs increased as a result of the increase in occupied rooms mentioned above. The provision for doubtful accounts decreased in 2000 compared with 1999 due to a lower volume of table games play at the Las Vegas Tropicana, a lower level of receivables and a favorable risk analysis. When we provide for doubtful accounts receivable, we look at the amount of credit issued, the balance of our net receivable, an aging of that net receivable and consideration of any additional risk factors such as international versus domestic. The analysis we perform in evaluating our net receivable balance consists of separating receivables into those that are routine and small in balance where we provide an allowance based on aging and those that are larger in balance or nonroutine in nature where we provide an allowance that subjectively considers their characteristics in addition to aging, such as credit and payment history of the customer, financial condition of the customer, collection strategies that can be used, collateral that can be obtained and whether it is international or domestic. The analysis of the performance of each of our properties follows.

Tropicana Atlantic City

Tropicana Casino and Resort had total revenues of $465.9 million in 2000 compared with $431.9 million in 1999 and operating income of $84.0 million in 2000 compared with $73.4 million in 1999. Casino revenue was up $28.7 million in 2000 from 1999. Table games revenue increased by $7.6 million or 7% in 2000 compared with 1999. Slot revenue increased in 2000 by 8% over 1999. Casino revenue increased as a result of an increase in the overall market and an increase in occupied rooms. Rooms revenue increased 19% in 2000 compared with 1999 as a result of an increase in rooms occupied and an increase in average daily rate. We are using our large room base to attract new customers from our outer markets.

Rooms costs were 15% higher in 2000 compared with 1999 primarily due to the increase in occupied rooms. The provision for doubtful accounts was $1.3 million lower in 2000 compared with 1999 as a result of a favorable risk analysis. In late 1997 and 1998, we were engaged, on a trial basis, in table games marketing efforts to high-end customers from Portugal and from certain South American countries. Those trial programs resulted in higher levels of provision in 1998 and 1999 and were largely discontinued after 1998.

Operating income is after depreciation and amortization of $26.1 million in 2000 compared with $25.7 million in 1999 and rent expense of $2.5 million in 2000 compared with $2.7 million in 1999.

Tropicana Las Vegas

Tropicana Resort and Casino had total revenues of $152.9 million in 2000 compared with $144.2 million in 1999 and operating income of $8.8 million in 2000 compared with an operating loss of $4.9 million in 1999.

Casino revenue decreased by 5% in 2000 compared with 1999, primarily as a result of a 19% decrease in table games revenue. Table games revenue decreased as a result of a lower volume of high-end play. Slot revenue in 2000 was level with 1999. Casino costs decreased 11% in 2000 compared with 1999 primarily as a result of a decrease in the costs associated with the table games business. Another cost that decreased as a result of the lower volume of table games business was the provision for doubtful accounts, which decreased by $2.4 million in 2000 compared with 1999. In 1997, total games revenue was $40.7 million, declining each year to $16.5 million in 2000. This decrease in games revenue is attributed to decreased emphasis on high-end table games play; most significantly, baccarat revenue (which is part of table games revenue) declined from $8.3 million in 1998 to nothing in 2000 as a result of the closure of our baccarat operations in 1999. The high-end table games players used credit play extensively and accounted for the majority of the casino's receivables and related bad debts. Table games activity in 2000 was largely comprised of domestic patrons who only moderately used credit. As a result of these changes, our levels of accounts receivable have decreased from $31.7 million at the end of 1996 to $8.5 million at the end of 2000, the delinquency component of accounts receivable has significantly decreased and the related provision for doubtful accounts has declined from $8.8 million in 1997 to $0.3 million in 2000.

The decline in casino revenue was offset by a $4.5 million increase in rooms revenue as a result of an increase in occupied rooms as well as an increase in the average daily rate. The hotel occupancy rate increased to 96% in 2000 compared with 94% in 1999 and 92% in 1998 in spite of increased competition in the Las Vegas market. Rooms costs were $0.9 million higher in 2000 compared with 1999 due to the increase in occupied rooms.

Contributing to the increase in total revenue was an increase of $2.0 million in entertainment revenue and an increase of $3.4 million in retail outlet revenue in 2000 compared with 1999. These increases were achieved by taking advantage of our location on the Las Vegas Strip with the substantial customer traffic and our increase in occupied rooms. Our direct costs associated with entertainment and retail outlets increased by $1.5 million in 2000 compared with 1999. Operating income or loss is after rent expense of $10.1 million in 2000 compared with $9.9 million in 1999 and depreciation and amortization of $9.1 million in 2000 compared with $10.1 million in 1999.

Ramada Express

Ramada Express Hotel and Casino had total revenues of $97.0 million in 2000 compared with $94.0 million in 1999. Casino revenue increased by $2.6 million in 2000 compared with 1999. In 2000, the Laughlin market continued its improvement that began in 1999; however, the fourth quarter of 2000 showed some softening. Consistent with our increase in casino revenue, our casino and marketing costs increased by $1.6 million in 2000 compared with 1999.

Operating income at Ramada Express was $15.8 million in 2000 compared with $15.0 million in 1999. Operating income is after depreciation and amortization of $5.5 million in 2000 compared with $4.9 million in 1999 and rent expense of $0.4 million in 2000 compared with $0.7 million in 1999.

Casino Aztar Evansville

Casino Aztar Evansville had total revenues of $108.0 million in 2000 compared with $105.8 million in 1999. Casino revenue was up $2.6 million or 3% in 2000 compared with 1999, primarily due to an increase in slot revenue. Our operation stabilized in 2000 compared with 1999 as the market absorbed competition from a riverboat in the Louisville, Kentucky area that opened in November 1998. In addition, another riverboat casino opened in late October 2000 on the Ohio River between the Louisville area and the Cincinnati area, in our Evansville property's outer market.

Casino costs increased 2% in 2000 from 1999 with the increase in casino revenue. Marketing costs increased 9% in 2000 from 1999 as we incurred additional costs in order to increase our casino revenue. Operating income was $19.1 million in 2000 compared with $19.7 million in 1999. Operating income is after depreciation and amortization of $10.2 million in 2000 compared with $9.8 million in 1999 and rent expense of $3.8 million in 2000 compared with $3.5 million in 1999.

Casino Aztar Caruthersville

Casino Aztar Caruthersville had total revenues of $24.3 million in 2000 compared with $24.4 million in 1999 and operating income of $0.2 million in 2000 compared with an operating loss of $0.6 million in 1999. Operating income or loss is after depreciation and amortization of $3.0 million in 2000 compared with $3.2 million in 1999. Casino revenue in 2000 was even with 1999 in spite of increased capacity that we installed in mid-1999 and an open boarding policy that we instituted in August 1999. Our admissions increased by 11% in 2000 compared with 1999 but our win per admission declined by 10%. In 2000, we reduced our marketing costs by 22%, which contributed to our decrease of 4% in our overall costs. This is the third consecutive year that we decreased our overall costs from the previous year.

Interest Expense

Interest expense was $41.9 million in 2000 compared with $52.8 million in 1999. The decrease in interest expense was primarily a result of lower interest rates achieved through a refinancing we completed in 1999, through which our fixed-rate debt was replaced with other fixed-rate debt and variable-rate debt bearing lower interest rates.

Income Taxes

In connection with Internal Revenue Service examinations of the income tax returns for the years 1989 through 1996, an issue was resolved that resulted in an income tax benefit of approximately $7.5 million in the 2000 second quarter. The issue related to the deductibility of the cost of meals served to certain employees on the Company's premises. The IRS maintained that the Tax Reform Act of 1986 reduced this deduction. We recorded provisions in prior years based on the IRS position; however, we believed that these employee meals were fully deductible. The United States Tax Court decided in favor of the IRS in a case involving Boyd Gaming Corporation. In 1999, the Boyd Gaming case was overturned in the United States Court of Appeals. This issue, as it pertained to us, was resolved with the IRS during the 2000 second quarter.

Extraordinary Items

During 1999, we expensed the remaining unamortized deferred financing costs and unamortized discount associated with previous issues of Senior Subordinated notes and the premiums paid to retire those notes. These items were reflected as an extraordinary loss of $15.7 million, which was net of an income tax benefit of $8.5 million.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary exposure to market risk is interest rate risk associated with our Casino Reinvestment Development Authority investments, long-term debt and Series B ESOP convertible preferred stock. We do not utilize these financial instruments for trading purposes. We manage our interest rate risk on long-term debt by managing the mix of our fixed-rate and variable-rate debt. There has been no change in how we manage our interest rate risk when compared to the prior fiscal year. At December 28, 2000, the carrying value, including the current portion, of our long-term debt at a fixed rate was $237.2 million and at a variable rate it was $227.4 million. During 2001, our primary activity in long-term debt was obtaining additional fixed-rate debt and reducing variable-rate debt as previously discussed in the section on financial condition.

The following table provides information at January 3, 2002, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows (in millions) and related weighted average interest rates by expected maturity dates.

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Assets								
Other investments								
Fixed rate	—	—	—	—	—	$ 23.5	$ 23.5	$ 23.5
Average interest rate	—	—	—	—	—	5.1%		
Liabilities								
Long-term debt, including current portion								
Fixed rate	$0.9	$0.2	$ 0.2	—	—	$410.0	$411.3	$424.5
Average interest rate	10.2%	10.5%	11.6%	—	—	8.9%		
Variable rate	$0.5	$0.5	$12.2	$35.6	—	—	$ 48.8	$ 48.8
Average interest rate*								
Series B ESOP convertible preferred stock								
Fixed rate	—	—	—	—	—	$ 6.0	$ 6.0	$ 10.6
Average dividend rate	—	—	—	—	—	8.0%		

*Interest is based upon, at our option, a one-, two-, three-, or six-month Eurodollar rate plus a margin of 2.5% for our term loan and a one-, two-, three-, or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.50%, or the prime rate plus a margin ranging from zero to 1.25% for our revolving credit facility. The applicable margin is dependent upon Aztar's outstanding indebtedness and operating cash flow.

STOCK OPTION ACCOUNTING

As permitted under generally accepted accounting principles, we have elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of our stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS 123, the estimated fair value of our stock options would be amortized to expense over their vesting period. See "Note 11. Stock Options" to our Consolidated Financial Statements for the assumptions used in arriving at fair value and for other information.

Pro forma information regarding net income and earnings per share as if we had accounted for our stock options under the fair-value-based method of accounting is as follows (in millions except for earnings per share information):

	2001	2000	1999
Pro forma net income	$55.0	$50.4	$4.8
Pro forma earnings per share:			
Net income per common share	$1.45	$1.21	$.09
Net income per common share assuming dilution	$1.41	$1.17	$.09

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." SFAS 141 is effective as follows: (a) use of the pooling-of-interests method is prohibited for business combinations initiated after June 30, 2001; and (b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We have determined that at January 3, 2002, we have no purchased goodwill in our balance sheet. Effective January 4, 2002, we will cease amortization of the cost of our initial gaming licenses because we have determined, under the criteria established in SFAS 142, that these assets have an indefinite life. Amortization expense related to the cost of our initial gaming licenses was $2.7 million in 2001 and $2.6 million in both 2000 and 1999. We have performed an impairment test of our initial gaming licenses at January 4, 2002 and have concluded that there was no impairment.

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost.

SFAS 143 is effective for fiscal years beginning after June 15, 2002. Based upon a preliminary review, we do not have an asset retirement obligation at January 3, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. SFAS 144 has no effect on our consolidated financial position at January 3, 2002 or on our results of operations or cash flows for the periods then ended.

PRIVATE SECURITIES LITIGATION REFORM ACT

Certain information included in Aztar's Form 10-K for the year ended January 3, 2002 and other materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us including those made in Aztar's 2001 annual report) contains statements that are forward-looking. These include forward-looking statements relating to the following activities, among others: operation and expansion of existing properties, including future performance; development of the Las Vegas Tropicana and financing and/or concluding an arrangement with a partner for such development; other business development activities; uses of free cash flow; stock repurchases; debt repayments; and use of derivatives. These forward-looking statements generally can be identified by phrases such as we "believe," "expect," "anticipate," "foresee," "forecast," "estimate," "target," or other words or phrases of similar import. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by us or on our behalf. These risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in Aztar's reports filed with the SEC: those factors relating to terrorist activities, construction and development factors, including zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues; factors affecting leverage and debt service, including sensitivity to fluctuation in interest rates; access to available and feasible financing; regulatory and licensing matters; third-party consents, approvals and representations, and relations with partners, owners, suppliers and other third parties; reliance on key personnel; business and economic conditions; the cyclical nature of the hotel business and the gaming business; the effects of weather; market prices of our common stock; litigation, judicial actions and political uncertainties, including gaming legislation and taxation; and the effects of competition, including locations of competitors and operating and marketing competition. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	Jan. 3, 2002	Dec. 28, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 92,122	$ 48,080
Accounts receivable, net	22,158	21,769
Inventories	7,752	8,446
Prepaid expenses	10,464	9,987
Deferred income taxes, net	16,934	18,938
Total current assets	149,430	107,220
Investments in and advances to unconsolidated partnership	6,414	7,007
Other investments	23,544	21,523
Property and equipment:		
Buildings, riverboats and equipment, net	716,758	727,164
Land	104,957	104,957
Construction in progress	22,661	6,090
Leased under capital leases, net	662	1,390
	845,038	839,601
Deferred charges and other assets	36,530	36,345
	$1,060,956	$1,011,696
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accruals	$ 61,144	$ 53,356
Accrued payroll and employee benefits	30,450	27,377
Accrued interest payable	9,505	5,470
Income taxes payable	2,131	4,764
Current portion of long-term debt	1,428	1,608
Current portion of other long-term liabilities	1,498	1,544
Total current liabilities	106,156	94,119
Long-term debt	458,659	463,011
Other long-term liabilities	20,495	20,307
Deferred income taxes	15,846	5,153
Contingencies and commitments		
Series B ESOP convertible preferred stock (redemption value $10,607 and $11,905)	5,959	6,400
Shareholders' equity:		
Common stock, $.01 par value (36,644,767 and 38,696,672 shares outstanding)	517	515
Paid-in capital	431,455	428,537
Retained earnings	173,409	116,194
Accumulated other comprehensive loss	(353)	—
Less: Treasury stock	(151,187)	(122,540)
Total shareholders' equity	453,841	422,706
	$1,060,956	$1,011,696

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	For the Years Ended January 3, 2002, December 28, 2000 and December 30, 1999 2001	2000	1999
Revenues			
Casino	$678,157	$677,121	$646,918
Rooms	75,804	72,829	65,268
Food and beverage	56,916	57,033	53,283
Other	38,586	41,105	34,845
	849,463	848,088	800,314
Costs and expenses			
Casino	286,523	296,943	286,934
Rooms	39,348	38,128	35,361
Food and beverage	55,270	56,868	54,760
Other	32,885	33,129	30,258
Marketing	84,559	90,855	86,597
General and administrative	78,669	77,150	74,102
Utilities	17,311	15,132	14,124
Repairs and maintenance	24,632	25,282	26,129
Provision for doubtful accounts	4,113	4,035	7,753
Property taxes and insurance	24,297	23,914	23,672
Rent	18,635	17,253	17,122
Depreciation and amortization	51,813	53,924	53,908
	718,055	732,613	710,720
Operating income	131,408	115,475	89,594
Interest income	1,559	1,348	1,481
Interest expense	(39,182)	(41,913)	(52,763)
Equity in unconsolidated partnership's loss	(3,702)	(4,215)	(3,961)
Income before income taxes and extraordinary items	90,083	70,695	34,351
Income taxes	(32,074)	(17,578)	(12,222)
Income before extraordinary items	58,009	53,117	22,129
Extraordinary items	—	—	(15,740)
Net income	$ 58,009	$ 53,117	$ 6,389
Earnings per common share:			
Income before extraordinary items	$ 1.53	$ 1.28	$ .48
Extraordinary items	—	—	(.35)
Net income	$ 1.53	$ 1.28	$ .13
Earnings per common share assuming dilution:			
Income before extraordinary items	$ 1.48	$ 1.23	$ .46
Extraordinary items	—	—	(.34)
Net income	$ 1.48	$ 1.23	$ .12
Weighted-average common shares applicable to:			
Earnings per common share	37,385	40,862	44,598
Earnings per common share assuming dilution	38,963	42,577	46,197

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended January 3, 2002, December 28, 2000 and December 30, 1999		
	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 58,009	$ 53,117	$ 6,389
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	53,121	55,117	55,744
Provision for losses on accounts receivable	4,113	4,035	7,753
Loss on early retirement of debt	—	—	24,216
Loss on reinvestment obligation	1,301	1,638	953
Rent expense	(968)	(871)	(888)
Distribution in excess of equity in income of partnership	593	652	778
Deferred income taxes	12,697	(2,493)	(970)
Change in assets and liabilities:			
(Increase) decrease in accounts receivable	(4,502)	300	353
(Increase) decrease in refundable income taxes	—	881	(881)
(Increase) decrease in inventories and prepaid expenses	323	807	(3,435)
Increase (decrease) in accounts payable, accrued expenses and income taxes payable	13,263	9,896	(9,714)
Other items, net	519	552	369
Net cash provided by (used in) operating activities	138,469	123,631	80,667
Cash Flows from Investing Activities			
Payments received on notes receivable	—	—	1,701
Reduction in other investments	1,857	2,508	958
Purchases of property and equipment	(52,006)	(24,008)	(29,414)
Additions to other long-term assets	(7,273)	(8,999)	(7,257)
Net cash provided by (used in) investing activities	(57,422)	(30,499)	(34,012)
Cash Flows from Financing Activities			
Proceeds from issuance of long-term debt	305,100	273,100	689,600
Proceeds from issuance of common stock	2,242	4,929	3,107
Principal payments on long-term debt	(309,764)	(309,521)	(680,477)
Premium paid on early retirement of debt	—	—	(15,551)
Principal payments on other long-term liabilities	(26)	(1,777)	(1,277)
Debt issuance costs	(4,677)	—	(6,626)
Repurchase of common stock	(28,634)	(64,458)	(38,319)
Preferred stock dividend	(499)	(541)	(596)
Redemption of preferred stock	(747)	(964)	(936)
Net cash provided by (used in) financing activities	(37,005)	(99,232)	(51,075)
Net increase (decrease) in cash and cash equivalents	44,042	(6,100)	(4,420)
Cash and cash equivalents at beginning of year	48,080	54,180	58,600
Cash and cash equivalents at end of year	$ 92,122	$ 48,080	$ 54,180
Supplemental Cash Flow Disclosures			
Summary of non-cash investing and financing activities:			
Capital lease obligations incurred for property and equipment	$ 79	$ —	$ 16
Exchange of common stock in lieu of cash payments in connection with the exercise of stock options	13	737	1,900
Other long-term liabilities reduced for deferred charges and other assets	50	—	—
Cash flow during the year for the following:			
Interest paid, net of amount capitalized	$ 33,838	$ 40,449	$ 58,338
Income taxes paid	21,155	12,840	5,503

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	For the Years Ended January 3, 2002, December 28, 2000 and December 30, 1999					
(in thousands)	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance, December 31, 1998	$492	$412,528	$ 58,207	$ —	$ (17,126)	$454,101
Net income			6,389			6,389
Stock options exercised	14	4,993			(4,571)	436
Tax benefit from stock options exercised		3,265				3,265
Preferred stock dividend and losses on redemption, net of income tax benefit			(633)			(633)
Repurchase of common stock					(35,648)	(35,648)
Balance, December 30, 1999	506	420,786	63,963	—	(57,345)	427,910
Net income			53,117			53,117
Stock options exercised	9	6,165			(945)	5,229
Tax benefit from stock options exercised		1,586				1,586
Preferred stock dividend and losses on redemption			(886)			(886)
Repurchase of common stock					(64,250)	(64,250)
Balance, December 28, 2000	515	428,537	116,194	—	(122,540)	422,706
Net income			58,009			58,009
Minimum pension liability adjustment, net of income tax benefit				(353)		(353)
Total comprehensive income						57,656
Stock options exercised	2	2,253			(13)	2,242
Tax benefit from stock options exercised		665				665
Preferred stock dividend and losses on redemption			(794)			(794)
Repurchase of common stock					(28,634)	(28,634)
Balance, January 3, 2002	$517	$431,455	$173,409	$(353)	$(151,187)	$453,841

The accompanying notes are an integral part of these financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Statements

Aztar Corporation ("Aztar" or "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada ("Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada ("Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock.

The Company operates casino hotels in Atlantic City, New Jersey and Las Vegas, Nevada, under the Tropicana name and in Laughlin, Nevada, as Ramada Express. The Company operates casino riverboats in Caruthersville, Missouri and Evansville, Indiana under the Casino Aztar name. A substantial portion of the Company's consolidated revenues and assets is concentrated at the Atlantic City Tropicana.

The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which included 53 weeks in 2001 and 52 weeks in 2000 and 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." SFAS 141 is effective as follows: (a) use of the pooling-of-interests method is prohibited for business combinations initiated after June 30, 2001; and (b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company has determined that at January 3, 2002, it has no purchased goodwill in its balance sheet. Effective January 4, 2002, the Company will cease amortization of the cost of its initial gaming licenses because it has determined, under the criteria established in SFAS 142, that these assets have an indefinite life. Amortization expense related to the cost of its initial gaming licenses was $2,700,000 in 2001 and $2,600,000 in both 2000 and 1999. The Company has performed an impairment test of its initial gaming licenses at January 4, 2002 and has concluded that there was no impairment.

In August 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Based upon a preliminary review, the Company has no asset retirement obligation at January 3, 2002.

In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. SFAS 144 has no effect on the consolidated financial statements of the Company at January 3, 2002 or on its consolidated results of operations or cash flows for the periods then ended.

Cash and Cash Equivalents

Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

Short-term Investments

Short-term investments purchased with an original maturity of over three months but less than one year are stated at cost, which approximates fair value because of their short maturity. There were no short-term investments at January 3, 2002 or December 28, 2000.

Inventories

Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

Advertising Costs

Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program. Direct-response advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at January 3, 2002 and December 28, 2000. Advertising costs that were expensed during the year were $17,445,000 in 2001, $19,138,000 in 2000 and $20,268,000 in 1999.

Other Investments

The Casino Reinvestment Development Authority ("CRDA") bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

Property and Equipment

Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. The interest that was capitalized during 2001 was $1,326,000 and during 2000 it was $119,000. There was no interest capitalized during 1999.

Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3–40 years; riverboats, barge, docking facilities and improvements, 3–25 years; furniture and equipment, 3–15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings, riverboats and equipment was $431,239,000 at January 3, 2002 and $388,254,000 at December 28, 2000.

Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

Deferred Charges

Debt issuance costs are capitalized as incurred and amortized using the interest method. Capitalized debt issuance costs, net of accumulated amortization of $3,570,000 and $2,313,000, were $9,979,000 and $6,558,000 at January 3, 2002 and December 28, 2000, respectively.

Costs incurred to obtain initial gaming licenses to operate a casino are capitalized as incurred and amortized evenly over ten years beginning with the commencement of operations; subsequent renewal costs are amortized evenly over the renewal period. With the adoption of SFAS 142, effective January 4, 2002, the Company will cease amortization of its initial gaming licenses. The Company has determined, under the criteria established in SFAS 142, that the useful life of the initial gaming licenses is indefinite. Licensing costs consist primarily of payments or obligations to civic and community organizations, legal and consulting fees, application and selection fees with associated investigative costs and direct internal salaries and related costs of development personnel. Licensing costs in connection with initial gaming licenses, net of accumulated amortization of $14,987,000 and $12,314,000, were $10,352,000 and $13,075,000 at January 3, 2002 and December 28, 2000, respectively.

Preopening costs directly related to the opening of an operation or major addition to an operation are expensed as incurred. Preopening costs consist primarily of salaries and wages, marketing, temporary office expenses, professional fees and training costs.

Development costs associated with pursuing opportunities in gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved, are expensed as incurred until a particular opportunity is determined to be viable, generally when the Company has been selected as the operator of a new gaming facility, has applied for a gaming license or has obtained rights to a specific site. Development costs incurred subsequent to these criteria being met are capitalized. Development costs consist of licensing costs and site acquisition costs. In jurisdictions in which gaming has not been approved, only site acquisition costs are capitalized. In the event a project is later determined not to be viable or the Company is not licensed to operate a facility at a site, the capitalized costs related to this project or site would be expensed. At January 3, 2002 and December 28, 2000, the Company had capitalized development costs of $5,990,000 and $7,358,000, respectively. It is reasonably possible that management's estimate of viability with regard to a development project may change in the near term.

Valuation of Long-Lived Assets

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances warrant such a review. The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. Effective January 4, 2002, SFAS 142 requires an annual impairment review based on fair value for all intangible assets with indefinite lives.

Equity Instruments

The fair-value-based method of accounting is used for equity instruments issued to nonemployees for goods or services. The intrinsic-value-based method of accounting is used for stock-based employee compensation plans.

Revenue Recognition

Casino revenue consists of gaming win net of losses. Other revenue consists of revenue from many various sources such as entertainment, retail outlets including gift shops, telephone, commissions and surcharges, hotel services and admissions to our riverboats. These revenues are recognized as earned. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

	2001	2000	1999
Rooms	$19,452	$19,688	$20,482
Food and beverage	47,816	52,148	50,143
Other	3,428	3,299	3,404
	$70,696	$75,135	$74,029

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

Earnings per common share excludes dilution and is computed by dividing income applicable to common shareholders by the weighted-average number of common shares outstanding. Earnings per common share, assuming dilution, is computed based on the weighted-average number of common shares outstanding after consideration of the dilutive effect of stock options and the assumed conversion of the preferred stock at the stated rate.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term investments and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits.

The Atlantic City Tropicana has a concentration of credit risk in the northeast region of the U.S. The receivables at the Nevada operations are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At January 3, 2002 and December 28, 2000, the net receivables at Tropicana Atlantic City were $15,533,000 and $15,765,000, respectively, and the net receivables at Tropicana Las Vegas and Ramada Express combined were $5,004,000 and $4,687,000, respectively.

An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses. At January 3, 2002 and December 28, 2000, the allowance for doubtful accounts was $20,578,000 and $22,655,000, respectively.

NOTE 3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

The Company's investment in unconsolidated partnership is a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owns the real property that the Company leases in the operation of the Las Vegas Tropicana. The Company uses the equity method of accounting for this investment and in connection with the lease expensed rents of $17,240,000 in 2001, $17,784,000 in 2000 and $17,068,000 in 1999, of which 50% was eliminated in consolidation. Distributions received from Tropicana Enterprises during the year were $5,511,000 in 2001, $5,333,000 in 2000 and $5,360,000 in 1999. The Company has an option to purchase the 50% partnership interest that it does not own. The option gives the Company an unconditional right to purchase the partnership interest for $120,000,000. On January 29, 2002, the Company exercised this option and on February 28, 2002, the Company completed the purchase.

Summarized balance sheet information and operating results for the unconsolidated partnership are as follows (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
Income producing properties	$43,786	$46,561
Other assets	8,312	9,484
Bank term loan payable	49,604	53,690
Other liabilities	1,507	1,280

	2001	2000	1999
Revenues	$17,240	$17,792	$17,126
Operating expenses	(2,795)	(2,743)	(2,743)
Operating income	14,445	15,049	14,383
Interest expense	(3,512)	(4,590)	(4,124)
Net income	$10,933	$10,459	$10,259

The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

	2001	2000	1999
Equity in unconsolidated partnership's loss	$(3,702)	$(4,215)	$(3,961)

NOTE 4. OTHER INVESTMENTS

Other investments consist of the following (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
CRDA deposits, net of a valuation allowance of $6,962 and $5,938	$16,110	$13,806
CRDA bonds, net of a valuation allowance of $1,450 and $1,150 and an unamortized discount of $2,763 and $2,764	4,867	5,096
CRDA other investments, net of a valuation allowance of $1,080 and $1,103	2,567	2,621
	$23,544	$21,523

The Company has a New Jersey investment obligation based upon its New Jersey casino revenues. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Deposits with the CRDA bear interest at two-thirds of market rates resulting in a fair value lower than cost. These deposits, under certain circumstances, may be donated to the CRDA in exchange for credits against future investment obligations. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that also bear interest at two-thirds of market rates. The CRDA bonds have various contractual maturities that range from 13 to 46 years. Actual maturities may differ from contractual maturities because of prepayment rights.

The Company has an agreement with the CRDA for approximately $24,500,000 in funding in connection with a completed expansion project at the Atlantic City Tropicana. The Company receives funds from the CRDA to the extent that the Company has available funds on deposit with the CRDA that qualify for this funding. As of January 3, 2002, the Company has received approximately $23,000,000 in funding from the CRDA under this agreement. At January 3, 2002 and December 28, 2000, the Company had approximately $250,000 and $200,000, respectively, in available deposits with the CRDA that qualified and accordingly reclassified these amounts to accounts receivable.

NOTE 5. LAS VEGAS TROPICANA DEVELOPMENT

The Company is conducting feasibility studies to master-plan a potential development of the Las Vegas Tropicana site. The master plan envisions the creation of two separate but essentially equal and inter-connected sites. The north site would be developed by the Company. The south site would be held for future Company development, joint venture development, or sale for development by another party.

For development of a potential project on the north site, the Company plans to complete a detailed design development effort with construction documents and estimated construction costs by the summer of 2003, at which time the Company will decide whether or not to proceed. The amount and timing of any future expenditure, and the extent of any impact on existing operations, will depend on the nature and timing of the development we ultimately undertake, if any. If we decide to abandon any facilities in the development process, we would have to conduct a review for impairment and review their useful lives with a possible adjustment to depreciation and amortization expense. These reviews could have a material effect on our consolidated results of operations.

The net book value of the property and equipment used in the operation of the Las Vegas Tropicana was $23,309,000 at January 3, 2002. The net book value of accounts receivable, inventories and prepaid expenses at the Las Vegas Tropicana was $9,605,000 at January 3, 2002. It is reasonably possible that the carrying value of some or all of these assets may change in the near term.

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
8⅞% Senior Subordinated Notes Due 2007; redeemable at a defined premium	$235,000	$235,000
9% Senior Subordinated Notes Due 2011; redeemable at a defined premium	175,000	—
Revolving credit facility; floating rate; matures June 30, 2005	—	178,000
Term loan; floating rate, 5.2% at January 3, 2002; matures June 30, 2005	48,750	49,375
Other notes payable; 14.6%; maturities to 2002	225	422
Obligations under capital leases	1,112	1,822
	460,087	464,619
Less current portion	(1,428)	(1,608)
	$458,659	$463,011

Maturities of long-term debt for the five years subsequent to January 3, 2002 are as follows (in thousands):

2002	$ 1,428
2003	721
2004	12,269
2005	35,667
2006	2

On July 27, 2001, the Company issued $175,000,000 principal amount of 9% Senior Subordinated Notes due August 15, 2011 ("9% Notes"). Interest is payable on February 15 and August 15, beginning on February 15, 2002. The net proceeds from the issuance of the 9% Notes, after payment of the fees and expenses of the issuance, were approximately $171,200,000. The balance of the net proceeds of the 9% Notes was used to repay the outstanding borrowings under the revolving credit facility ("Revolver") and for general corporate purposes.

At any time prior to August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.5% of the principal amount and (ii) all required interest payments through August 15, 2006, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after August 15, 2006, the 9% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.5% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning August 15, 2009.

Interest on the 8⅞% Senior Subordinated Notes due May 15, 2007 ("8⅞% Notes") is payable semiannually on May 15 and November 15. At any time prior to May 15, 2003, the 8⅞% Notes are redeemable at the option of the Company, in whole or in part, at a price of 100% of the principal amount plus a redemption premium plus accrued and unpaid interest. The redemption premium will be equal to the greater of (1) 1% of the principal amount or (2) the excess of (A) the sum of the present values of (i) 104.438% of the principal amount and (ii) all required interest payments through May 15, 2003, excluding accrued but unpaid interest, computed in each case using a discount rate equal to the treasury rate at the time of redemption plus 50 basis points over (B) the principal amount. On or after May 15, 2003, the 8⅞% Notes are redeemable at the option of the Company, in whole or in part, at prices from 104.438% of the principal amount plus interest declining to 100% of the principal amount plus interest beginning May 15, 2006.

The 8⅞% Notes and 9% Notes, ranked *pari passu,* are general unsecured obligations of the Company and are subordinated in right of payment to all present and future senior indebtedness (as defined) of the Company. Upon change of control of the Company, the holders of the 8⅞% Notes and 9% Notes would have the right to require repurchase of the respective notes at 101% of the principal amount plus accrued and unpaid interest. Certain covenants in the 8⅞% Notes and 9% Notes limit the ability of the Company to incur indebtedness, make certain payments or engage in mergers, consolidations or sales of assets.

On June 29, 2001, the Company amended its Revolver to, among other things, extend the maturity to June 30, 2005 from June 30, 2003. In addition, the amendment revised the reduction rate so that the maximum amount available under the Revolver decreases by $12,000,000 on March 31, 2004, and quarterly thereafter. The amount available under this facility at January 3, 2002 was $264,000,000. Interest is computed on the outstanding principal balance of the Revolver based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.50%, or the prime rate plus a margin ranging from zero to 1.25%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. As of January 3, 2002, the margin was at 0.75% less than the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. The Company incurs a commitment fee ranging from 0.225% to 0.4375% per annum on the unused portion of the Revolver.

The Term loan ("Term Loan") calls for quarterly principal payments of $125,000 on a calendar basis through June 30, 2004, and $11,875,000 beginning on September 30, 2004 through maturity. Interest is computed on the Term Loan based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin of 2.5%. Interest is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier.

The collateral securing the Revolver and the Term Loan, shared on a *pari passu* basis, consists of all the property of Tropicana Atlantic City, Ramada Express and the casino riverboat operations and, with certain exceptions, the stock of the Company's subsidiaries. The Revolver imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to capital expenditures and investments, merge or sell assets. The Revolver also prohibits dividends on the Company's common stock (other than those payable in common stock) and repurchases of the Company's common stock in excess of $250,000,000, increased from $150,000,000 effective June 29, 2001, with limited exceptions. In addition, the Revolver contains quarterly financial tests, including a minimum requirement for operating cash flow, a minimum ratio of fixed charge coverage and maximum ratios of total debt and senior debt to operating cash flow. The restrictions imposed on the Company by the Term Loan are similar to those imposed by the Company's senior subordinated debt.

NOTE 7. LEASE OBLIGATIONS

The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on revenues, the consumer price index and/or interest rate fluctuations. The leases extend for various periods up to 9 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 1 to 15 years, primarily under similar terms, and/or options to purchase at various dates.

Properties leased under capital leases are as follows (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
Furniture and equipment	$ 5,138	$ 16,635
Less accumulated amortization	(4,476)	(15,245)
	$ 662	$ 1,390

Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $807,000 in 2001, $2,397,000 in 2000 and $3,237,000 in 1999.

Minimum future lease obligations on long-term, noncancelable leases in effect at January 3, 2002 are as follows (in thousands):

Year	Capital	Operating
2002	$ 780	$10,407
2003	252	9,000
2004	158	8,405
2005	44	8,241
2006	2	7,162
Thereafter	—	29,247
	1,236	$72,462
Amount representing interest	(124)	
Net present value	1,112	
Less current portion	(703)	
Long-term portion	$ 409	

The above net present value is computed based on specific interest rates determined at the inception of the leases. On January 29, 2002, the Company exercised the option it has to purchase the 50% partnership interest in Tropicana Enterprises that it does not own and on February 28, 2002, the Company completed the purchase. This purchase eliminates the minimum future operating lease obligations after February 28, 2002, associated with the Tropicana Enterprises lease. At January 3, 2002, the full year amount of this obligation was $7,162,000 per year through 2006 and a total amount of $29,247,000 due thereafter.

Rent expense is detailed as follows (in thousands):

	2001	2000	1999
Minimum rentals	$13,005	$13,343	$13,946
Contingent rentals	5,630	3,910	3,176
	$18,635	$17,253	$17,122

NOTE 8. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
Deferred compensation and retirement plans	$13,919	$12,732
Accrued rent expense	7,699	8,668
Obligation to City of Evansville and other civic and community organizations	—	50
Las Vegas Boulevard beautification assessment	375	401
	21,993	21,851
Less current portion	(1,498)	(1,544)
	$20,495	$20,307

NOTE 9. REDEEMABLE PREFERRED STOCK

A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock ("ESOP Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan ("ESOP"). The ESOP purchased the shares for $10,000,000 with funds borrowed from a subsidiary of the Company. These funds were repayable in even semiannual payments of principal and interest at 13½% per year over a 10-year term, ending on September 15, 1999. During 2001, 2000 and 1999, respectively, 4,411 shares, 6,022 shares and 8,716 shares were redeemed primarily in connection with employee terminations. At January 3, 2002, cumulative redemptions totaled 40,408 shares. The ESOP Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares may be converted into common stock at $9.46 per share of common stock and have a liquidation preference of $100 per share plus accrued and unpaid dividends.

In 2001, the ESOP was merged into the Aztar Corporation 401(k) Plan ("401(k) Plan") and the assets of the ESOP were subsequently transferred to the 401(k) Plan. Beginning January 1, 2001, the ESOP Stock was held by the Aztar Corporation 401(k) Plan Stock and Insurance Trust.

The shares that have been allocated to the participant's accounts and have vested are redeemable at the higher of $100 per share plus accrued and unpaid dividends, appraised value or conversion value, at the election of the participant upon becoming eligible to redeem ESOP Stock. The excess of the redemption value of the ESOP Stock over the carrying value is charged to retained earnings upon redemption. In order for an ESOP Stock redemption to occur, a request for distribution is made by the participant or beneficiary. Those participants or beneficiaries who are eligible to redeem their ESOP Stock are permitted to leave their ESOP Stock in their account until an election for redemption is made or until federal statutes require a form of distribution. ESOP Stock redemptions are uncertain due to the redemption being dependent upon an election made by the participant or beneficiary.

In the event of default in the payment of dividends on the ESOP Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 10. CAPITAL STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 100,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 51,748,464 at January 3, 2002 and 51,464,794 at December 28, 2000. Common stock outstanding was net of 15,103,697 and 12,768,122 treasury shares at January 3, 2002 and December 28, 2000, respectively. One preferred stock purchase right ("Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $50.00 per one one-thousandth of a share, subject to adjustment. The Rights will expire in December 2009 if not earlier extended or redeemed by the Company at $.01 per Right.

In accordance with the Merger agreement, 666,572 shares of common stock that had not been claimed by the shareholders of Ramada were returned to the Company in December 1990 to be held as treasury shares until claimed. During 2001, 2000 and 1999, respectively, 206, 500 and 12,701 shares were claimed and in September 1999, 314,640 unclaimed shares were escheated. No unclaimed shares were held by the Company as of January 3, 2002.

In 1999, the Board of Directors authorized the Company to make discretionary repurchases of up to 8,000,000 shares of its common stock. In 2000, the Board of Directors authorized the Company to make discretionary repurchases of up to 3,000,000 additional shares of its common stock. There were 2,334,700, 4,973,000 and 3,692,300 shares repurchased under this program in 2001, 2000 and 1999, respectively. The share repurchase program was completed in October 2001. All purchases under the Company's stock repurchase program were made from time to time in the open market or privately negotiated transactions, depending upon market prices and other business factors. Repurchased shares are stated at cost and held as treasury shares to be used for general corporate purposes.

The Company accepted 1,081, 95,543 and 428,686 shares of its common stock in 2001, 2000 and 1999, respectively, from employees and nonemployee Directors in lieu of cash due to the Company in connection with the exercise of stock options. Such shares of common stock are stated at cost and held as treasury shares to be used for general corporate purposes.

At January 3, 2002, December 28, 2000 and December 30, 1999, common shares reserved for future grants of stock options under the Company's stock option plans were 1,427,331, 1,690,999 and 2,332,000, respectively. At January 3, 2002, common shares reserved for the conversion of the ESOP Stock were 630,000 and shares of preferred stock reserved for exercise of the Rights were 50,000.

NOTE 11. STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25 entitled "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its stock-based employee compensation arrangements because the alternative fair-value-based method of accounting provided for under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 entitled "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's 1989 Stock Option and Incentive Plan ("1989 Plan") expired in June 1999. The 1989 Plan had authorized the grant of up to 6,000,000 shares of the Company's common stock pursuant to options, restricted shares and performance shares to officers and key employees of the Company. Options granted under the 1989 Plan have 10-year terms and vest and become exercisable at the rate of ⅓ per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. During 1999, the Company adopted the 1999 Employee Stock Option and Incentive Plan ("1999 Plan"). The 1999 Plan has authorized the grant of up to 4,000,000 shares of the Company's common stock pursuant to options, stock appreciation rights, restricted shares, deferred shares and performance shares to officers and key employees of the Company. Options granted under the 1999 Plan have 10-year terms and vest and become exercisable at the rate of ⅓ per year on each of the first three anniversary dates of the grant, subject to continued employment on those dates. The Company's 1990 Nonemployee Directors Stock Option Plan ("1990 Plan") expired in July 2000. The 1990 Plan had authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 1990 Plan have 10-year terms and vested and became exercisable on the date of grant. During 2001, the Company's shareholders approved the 2000 Nonemployee Directors Stock Option Plan ("2000 Plan"). The 2000 Plan has authorized the grant of up to 250,000 shares of the Company's common stock pursuant to options granted to nonemployee Directors of the Company. Options granted under the 2000 Plan have 10-year terms. The 2000 Plan provides for the granting of options that vest and become exercisable on the date of grant. The 2000 Plan has been modified to also provide for the granting of options whereby a portion vests and becomes exercisable on the date of grant and the remainder vests and becomes exercisable evenly over varying terms depending on the date of the grant, subject to being a Company Director on those dates.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock option plans under the fair-value-based method of that Statement. The fair value for these options was estimated at the date of grant or modification using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.8% in 2001, 6.7% in 2000 and 5.7% in 1999, no dividend in 2001, 2000 or 1999, volatility factor of the expected market price of the Company's common stock of .47 in 2001 and 2000 and .52 in 1999, and an expected life of the option of 5.1 years in 2001 and 2000 and 5.0 years in 1999.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting or trading restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information is as follows (in thousands except for earnings per share information):

	2001	2000	1999
Pro forma net income	$55,002	$50,408	$4,789
Pro forma earnings per share:			
Net income per common share	$ 1.45	$ 1.21	$ .09
Net income per common share assuming dilution	$ 1.41	$ 1.17	$ .09

A summary of the Company's stock option activity and related information is as follows (in thousands of shares):

	2001		2000		1999	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
Beginning balance outstanding	3,955	$ 8.18	4,222	$ 7.40	3,846	$5.59
Granted	542	$13.21	636	$11.55	1,828	$8.29
Exercised	(284)	$ 7.95	(820)	$ 6.91	(1,401)	$3.57
Forfeited	(28)	$ 9.34	(83)	$ 6.86	(51)	$7.22
Expired	—	$ —	—	$ —	—	$ —
Ending balance outstanding	4,185	$ 8.84	3,955	$ 8.18	4,222	$7.40
Exercisable at end of year	2,719	$ 7.70	2,060	$ 7.14	1,966	$6.61
Weighted-average fair value of options granted during the year	$6.28		$5.80		$4.29	

The following table summarizes additional information about the Company's stock options (in thousands of shares):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
January 3, 2002					
$ 4.06 to $ 5.50	443	5.0 years	$ 4.99	441	$ 4.99
$ 6.50 to $ 7.75	1,874	6.1 years	$ 7.25	1,577	$ 7.25
$ 9.13 to $ 9.81	803	7.6 years	$ 9.76	497	$ 9.77
$11.00 to $14.75	1,065	8.9 years	$12.56	204	$12.02
	4,185	7.0 years	$ 8.84	2,719	$ 7.70
December 28, 2000					
$ 4.06 to $ 5.50	462	6.1 years	$ 4.97	449	$ 4.98
$ 6.50 to $ 7.75	2,065	7.2 years	$ 7.25	1,294	$ 7.20
$ 9.13 to $ 9.81	878	8.6 years	$ 9.76	292	$ 9.73
$11.00 to $14.75	550	9.4 years	$11.88	25	$12.21
	3,955	7.6 years	$ 8.18	2,060	$ 7.14
December 30, 1999					
$ 4.06 to $ 5.25	575	7.2 years	$ 4.95	523	$ 4.98
$ 5.50 to $ 7.75	2,739	7.3 years	$ 7.14	1,294	$ 6.95
$ 9.13 to $11.00	908	9.1 years	$ 9.76	149	$ 9.47
	4,222	7.7 years	$ 7.40	1,966	$ 6.61

NOTE 12. BENEFIT PLANS

The Company has nonqualified defined benefit pension plans and a deferred compensation plan. These plans are unfunded. The following table shows a reconciliation of the changes in the plans' benefit obligation for the years 2001 and 2000 and a reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets as of January 3, 2002 and December 28, 2000 (in thousands):

	Defined Benefit Plans		Deferred Compensation Plan	
	2001	2000	2001	2000
Projected benefit obligation at beginning of year	$ 8,050	$ 7,127	$ 5,128	$ 5,023
Service cost	—	—	14	14
Interest cost	680	596	412	417
Actuarial (gain) loss	1,674	598	598	(96)
Benefits paid	(271)	(271)	(286)	(230)
Projected benefit obligation at end of year	10,133	8,050	5,866	5,128
Plan assets	—	—	—	—
Funded status	(10,133)	(8,050)	(5,866)	(5,128)
Unrecognized actuarial (gain) loss	2,374	645	(91)	(689)
Unrecognized prior service cost	340	490	—	—
Net amount recognized	$ (7,419)	$(6,915)	$(5,957)	$(5,817)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$ (7,962)	$(6,915)	$(5,957)	$(5,817)
Accumulated other comprehensive loss[a]	543	—	—	—
Net amount recognized	$ (7,419)	$(6,915)	$(5,957)	$(5,817)

[a]In the Consolidated Statements of Shareholders' Equity, accumulated other comprehensive loss relating to a minimum pension liability adjustment for the year 2001 is reported net of an income tax benefit of $190.

The components of benefit plan expense are as follows (in thousands):

	Defined Benefit Plans			Deferred Compensation Plan		
	2001	2000	1999	2001	2000	1999
Service cost	$ —	$ —	$ —	$ 14	$ 14	$ 15
Interest cost	680	596	569	412	417	400
Amortization of prior service cost	150	150	150	—	—	—
Recognized net actuarial (gain) loss	(55)	21	24	—	(13)	(16)
Cash surrender value increase net of premium expense	—	—	—	(287)	(261)	(237)
	$775	$767	$743	$ 139	$ 157	$ 162

The assumptions used in the measurement of the Company's benefit obligation are as follows:

	Defined Benefit Plans			Deferred Compensation Plan		
	2001	2000	1999	2001	2000	1999
Discount rate	7.25%	8.50%	8.50%	7.25%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%	N/A	N/A	N/A

The Company has a defined contribution plan that covers substantially all employees who are not covered by a collective bargaining unit. The plan allows employees, at their discretion, to make contributions of their before-tax earnings to the plan up to an annual maximum amount. The Company matches 50% of the employee contributions that are based on up to 6% in 2001 and up to 4% in 2000 and 1999 of an employee's before-tax earnings. Compensation expense with regard to Company matching contributions was $2,342,000, $1,534,000 and $1,500,000 in 2001, 2000 and 1999, respectively. The Company contributed $4,039,000, $3,936,000 and $2,913,000 in 2001, 2000 and 1999, respectively, to trusteed pension plans under various collective bargaining agreements.

The Company's ESOP covered substantially all nonunion employees. The Company made contributions to the ESOP so that, after the dividends were paid on the Company's ESOP Stock, the ESOP could make its debt service payments to the Company. The ESOP debt was fully paid in 1999. The Company made no contributions to the ESOP in 2000. Contributions paid to the ESOP in 1999 were $1,279,000. Cash dividends paid to the ESOP were $541,000 in 2000 and $596,000 in 1999. No compensation expense was recognized in 2000. Compensation expense recognized in 1999 was $417,000.

NOTE 13. INCOME TAXES

The (provision) benefit for income taxes is comprised of (in thousands):

	2001	2000	1999
Current:			
Federal	$(19,457)	$(20,143)	$ (9,509)
State	80	72	(50)
	(19,377)	(20,071)	(9,559)
Deferred:			
Federal	(12,854)	2,959	(2,603)
State	157	(466)	(60)
	(12,697)	2,493	(2,663)
	$(32,074)	$(17,578)	$(12,222)

The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. In connection with Internal Revenue Service ("IRS") examinations of the income tax returns for the years 1989 through 1996, an issue was resolved, which was the last remaining issue for the years 1989 through 1991, that resulted in an income tax benefit of approximately $7,500,000 in 2000. The issue related to the deductibility of the cost of meals served to certain employees on the Company's premises. The IRS maintained that the Tax Reform Act of 1986 reduced this deduction. We recorded provisions in prior years based on the IRS position; however, we believed that these employee meals were fully deductible. The United States Tax Court decided in favor of the IRS in a case involving Boyd Gaming Corporation ("Boyd Gaming Case"). In 1999, the Boyd Gaming Case was overturned in the United States Court of Appeals. This issue, as it pertained to us, was resolved with the IRS during 2000.

The IRS has completed its examination of the Company's income tax returns for the years 1992 and 1993 and has settled for all but two issues. The two issues involve the deductibility of certain complimentaries provided to customers and the deductibility of a portion of payments on certain liabilities related to the Restructuring. The Company has filed a petition in the United States Tax Court for these two issues for 1992 and 1993. The IRS is examining the Company's income tax returns for 1994 through 1999 and has settled for all but the same two issues. The New Jersey Division of Taxation is examining the New Jersey income tax returns for the years 1995 through 1998. Management believes that adequate provision for income taxes and interest has been made in the financial statements.

The Indiana Department of Revenue ("IDR") is examining the income tax returns for the years 1998 through 2000. The Company has received proposed assessments from the IDR in connection with the examination of the Company's Indiana income tax returns for the years 1996 and 1997. Those assessments are based on the IDR's position that the Company's gaming taxes that are based on gaming revenue are not deductible for Indiana income tax purposes. The Company filed a petition in Indiana Tax Court and oral arguments were heard in April 2001. The Company believes that it has meritorious legal defense to those assessments and has not recorded an accrual for payment. It is reasonably possible that the Company's estimate may change in the near term. The amount involved, including the Company's estimate of interest, net of a federal income tax benefit assuming continuation through January 3, 2002, was approximately $7,800,000 at January 3, 2002.

General business credits are taken as a reduction of the provision for income taxes during the year such credits become available. The (provision) benefit for income taxes differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items (in thousands):

	2001	2000	1999
Tax (provision) benefit at U.S. federal income tax rate	$(31,529)	$(24,743)	$(12,023)
State income taxes, net	(230)	(256)	(333)
Nondeductible business expenses	(399)	(1,053)	(904)
IRS examination	(368)	7,403	7
General business credits	525	496	436
Ramada tax sharing agreement	—	696	334
Other, net	(73)	(121)	261
	$(32,074)	$(17,578)	$(12,222)

The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities are as follows (in thousands):

	Jan. 3, 2002	Dec. 28, 2000
Net operating loss carryforward	$ 2,074	$ 2,661
Accrued rent expense	6,458	6,361
Accrued bad debt expense	12,923	15,050
Accrued compensation	7,865	7,352
Accrued liabilities	9,590	10,912
General business credit carryforward	3,718	15,470
Gross deferred tax assets	42,628	57,806
Deferred tax asset valuation allowance	(1,968)	(2,668)
Other	(6,426)	(5,984)
Partnership investment	(4,551)	(4,953)
Depreciation and amortization	(28,595)	(30,416)
Gross deferred tax (liabilities)	(39,572)	(41,353)
Net deferred tax assets (liabilities)	$ 1,088	$ 13,785

Gross deferred tax assets are reduced by a valuation allowance. Realization of the net deferred tax asset at January 3, 2002, is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforward. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed. The beginning-of-year valuation allowance was reduced during 2001 and 1999, which caused a decrease in income tax expense of $305,000 and $1,137,000, respectively. The beginning-of-year valuation allowance was increased during 2000, which caused an increase in income tax expense of $393,000.

At January 3, 2002, the Company has alternative minimum tax credit carryforwards of $3,718,000 that can be carried forward indefinitely and offset against the regular federal income tax liability. In addition, the Company has net operating loss carryforwards for state income tax purposes that will expire in the following years if not used (in thousands):

2002	$ 479
2003	482
2004	349
2005	315
2006 to 2021	47,968

NOTE 14. EXTRAORDINARY ITEMS

During 1999, the Company expensed the redemption premiums, the remaining unamortized deferred financing charges and the remaining unamortized discount in connection with the redemptions of previous issues of Senior Subordinated Notes. These items were reflected as an extraordinary loss of $15,740,000, which was net of an income tax benefit of $8,476,000.

NOTE 15. EARNINGS PER SHARE

The computations of earnings per common share and earnings per common share, assuming dilution, are as follows (in thousands, except per share data):

	2001	2000	1999
Income before extraordinary items	$58,009	$53,117	$ 22,129
Less: preferred stock dividends and losses on redemption (net of income tax benefit of $13 in 1999, credited to retained earnings)	(794)	(886)	(633)
Income before extraordinary items available to common shareholders	57,215	52,231	21,496
Extraordinary items	—	—	(15,740)
Income available to common shareholders	$57,215	$52,231	$ 5,756
Income before extraordinary items available to common shareholders	$57,215	$52,231	$ 21,496
Plus: income impact of assumed conversion of dilutive preferred stock	476	—	—
Income before extraordinary items available to common shareholders plus dilutive potential common shares	57,691	52,231	21,496
Extraordinary items	—	—	(15,740)
Income available to common shareholders plus dilutive potential common shares	$57,691	$52,231	$ 5,756
Weighted-average common shares applicable to earnings per common share	37,385	40,862	44,598
Effect of dilutive securities:			
Stock option incremental shares	948	1,000	812
Assumed conversion of preferred stock	630	715	787
Dilutive potential common shares	1,578	1,715	1,599
Weighted-average common shares applicable to earnings per common share assuming dilution	38,963	42,577	46,197
Earnings per common share:			
Income before extraordinary items	$ 1.53	$ 1.28	$ .48
Extraordinary items	—	—	(.35)
Net income	$ 1.53	$ 1.28	$ .13
Earnings per common share assuming dilution:			
Income before extraordinary items	$ 1.48	$ 1.23	$ .46
Extraordinary items	—	—	(.34)
Net income	$ 1.48	$ 1.23	$ .12

NOTE 16. CONTINGENCIES AND COMMITMENTS

The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. In addition, the Company agreed to indemnify Ramada for various lease guarantees made by Ramada relating to the restaurant business. In connection with these matters, the Company's accrued liability was $3,833,000 at both January 3, 2002 and December 28, 2000.

The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial position, results of operations or cash flows.

The Company has severance agreements with certain of its senior executives. Severance benefits range from a lump-sum cash payment equal to three times the sum of the executive's annual base salary and the average of the executive's annual bonuses awarded in the preceding three years plus payment of the value in the executive's outstanding stock options and vesting and distribution of any restricted stock to a lump-sum cash payment equal to the executive's annual base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon salary levels and stock options at January 3, 2002, the aggregate commitment under the severance agreements should all these executives be terminated was approximately $48,000,000 at January 3, 2002.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents (in thousands) the carrying amounts and estimated fair values of the Company's financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	January 3, 2002		December 28, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Other investments	$ 23,544	$ 23,544	$ 21,523	$ 21,523
Liabilities				
Current portion of long-term debt	1,428	1,428	1,608	1,608
Long-term debt	458,659	471,834	463,011	453,611
Series B ESOP convertible preferred stock	5,959	10,607	6,400	11,905
Off-Balance-Sheet				
Letters of credit	—	1,874	—	2,874

The carrying amounts shown in the table are included, if applicable, in the Consolidated Balance Sheets under the indicated captions. All of the Company's financial instruments are held or issued for purposes other than trading.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Other investments consisted of deposits with the CRDA, CRDA bonds that bear interest at two-thirds of market rates resulting in a fair value lower than cost and other CRDA investments (primarily loans). The carrying amounts of these deposits, bonds and other investments are presented net of a valuation allowance and in the case of the bonds an unamortized discount that result in an approximation of fair values.

The fair values of the Company's publicly traded debt were estimated based on the bid prices in the public bond markets. The carrying amounts of the Revolver and the Term Loan are reasonable estimates of fair values because this debt is carried with a floating interest rate.

The fair value reported for the Series B ESOP convertible preferred stock represents the appraised fair value as determined by an independent appraisal.

The fair values of the letters of credit were estimated to be the same as the contract values based on the nature of the fee arrangement with the issuing financial institution.

NOTE 18. SUBSEQUENT EVENT

On January 29, 2002, the Company exercised the option it has to purchase the 50% partnership interest in Tropicana Enterprises that it does not own and on February 28, 2002, the Company completed the purchase. After credits, the Company paid $117,500,000. The source of funds for this purchase was cash on hand of $47,500,000 and the balance from the Revolver. In addition, the Company assumed approximately $49,000,000 of partnership debt that the Company was servicing through its rent payments. This partnership debt is a bank term loan that matures on June 30, 2005. The term loan calls for monthly principal payments of $342,000 to $419,000, with a final payment of approximately $34,000,000 due at maturity. The term loan is collateralized by the Las Vegas Tropicana property. Interest is computed based upon, at the borrower's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.25%, or the prime rate plus a margin ranging from zero to 1.00%. The applicable margin is dependent upon the Company's outstanding indebtedness and operating cash flow. The interest rate at January 3, 2002 was 5.3%. This purchase eliminates, after February 28, 2002, the Company's real estate rent expense at the Las Vegas Tropicana, which was $8,620,000, $8,892,000 and $8,534,000 net of intercompany eliminations in 2001, 2000 and 1999, respectively; and its equity in unconsolidated partnership's loss, which was $3,702,000, $4,215,000 and $3,961,000 in 2001, 2000 and 1999, respectively. However, it increases depreciation and interest expenses and decreases interest income after February 28, 2002.

NOTE 19. UNAUDITED QUARTERLY RESULTS/COMMON STOCK PRICES

The following unaudited information shows selected items in thousands, except per share data, for each quarter. The Company's common stock is listed on the New York Stock Exchange.

	First	Second	Third	Fourth[a]
2001				
Revenues	$208,344	$210,856	$218,113	$212,150
Operating income	28,762	35,003	37,343	30,300
Income before income taxes	18,054	25,285	27,361	19,383
Income taxes	(6,663)	(9,273)	(9,536)	(6,602)
Net income	11,391	16,012	17,825	12,781
Earnings per share:				
Net income per common share	.29	.42	.47	.34
Net income per common share assuming dilution	.28	.40	.46	.33
2000				
Revenues	$211,524	$220,963	$222,205	$193,396
Operating income	28,441	34,314	33,797	18,923
Income before income taxes	16,863	23,227	22,622	7,983
Income taxes[b]	(5,839)	(874)	(8,070)	(2,795)
Net income	11,024	22,353	14,552	5,188
Earnings per share:				
Net income per common share	.26	.53	.35	.12
Net income per common share assuming dilution	.25	.51	.34	.12
Common Stock Prices				
2001 – High	$ 13.75	$ 14.99	$ 16.15	$ 18.80
– Low	8.88	10.50	9.75	11.84
2000 – High	10.88	15.50	16.69	15.63
– Low	8.50	9.06	14.00	11.25

[a] As a result of the Company's 52/53 week fiscal year, the fourth quarter 2001 included 14 weeks and the fourth quarter 2000 included 13 weeks.
[b] During the second quarter of 2000, an issue relating to the income tax deductibility of the cost of meals served to certain employees on the Company's premises was resolved with the IRS, resulting in an income tax benefit of approximately $7,500.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Aztar Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Aztar Corporation and Subsidiaries (the "Company") at January 3, 2002 and December 28, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Phoenix, Arizona
February 4, 2002, except for notes 3, 7, and 18, as to which the date is February 28, 2002

DIRECTORS AND OFFICERS

Board of Directors

John B. Bohle
Senior Vice President and Partner
Ray & Berndtson
Los Angeles
Executive Recruiting

Gordon M. Burns
President
TECSEC, Inc.
Vienna, VA
Computer Software

Linda C. Faiss
Co-owner and President
Faiss Foley Merica LLC
Las Vegas
Public Relations and
Government Affairs

Richard J. Glasier
Executive Vice President and
Chief Financial Officer
Royal Caribbean Cruises Ltd.
Miami, FL
Cruise Lines

Robert M. Haddock
Executive Vice President and
Chief Financial Officer
Aztar Corporation
Phoenix

Robert S. Rosow
Independent Certified Public
Accountant
San Antonio

Paul E. Rubeli
Chairman of the Board, President
and Chief Executive Officer
Aztar Corporation
Phoenix

Executive Officers

Paul E. Rubeli
Chairman of the Board, President
and Chief Executive Officer

Robert M. Haddock
Executive Vice President and
Chief Financial Officer

Nelson W. Armstrong, Jr.
Vice President, Administration,
and Secretary

Neil A. Ciarfalia
Treasurer

Joe Cole
Vice President, Corporate
Communications

Meridith P. Sipek
Controller

Operating Officers

Dennis C. Gomes
President
Resort Operations

Gary J. Simpson
Senior Vice President
Finance and Development

James L. Brown
President and General Manager
Casino Aztar Evansville

Hector H. Mon
President and General Manager
Tropicana Resort and Casino,
Las Vegas

Susan G. Murphy
President and General Manager
Ramada Express Hotel and Casino,
Laughlin

Pamela J. Popielarski
President and General Manager
Tropicana Casino and Resort,
Atlantic City

George Stadler
Senior Vice President and
General Manager
Casino Aztar Caruthersville

SHAREHOLDER INFORMATION

Aztar Corporation common stock is traded on the New York Stock Exchange under the symbol AZR. Aztar had 7,199 shareholders of record as of March 6, 2002.

The annual meeting of shareholders of Aztar Corporation will be held at 11 a.m. Mountain Standard Time Thursday, May 9, 2002, at The Phoenician, 6000 E. Camelback Road, Scottsdale, Arizona.

Shareholder address changes and inquiries regarding stock certificates may be directed to the company's transfer agent and registrar, Mellon Investor Services, LLC, P. O. Box 3315, South Hackensack, NJ 07606, or 85 Challenger Road, Ridgefield Park, NJ 07660. Inquiries also may be made by telephone at 800/522-6645 or on the Internet at www.melloninvestor.com.

Aztar's Annual Report on Form 10-K is filed with the Securities and Exchange Commission. For copies of this report at no charge, or for other information about the company, please write:

Aztar Corporation
Corporate Communications
2390 E. Camelback Road, Suite 400
Phoenix, Arizona 85016-3452
E-mail: azrcorp@aztar.com

Information about our company may also be obtained through our website at www.aztar.com.

Aztar's Casinos

For information about or reservations at our casinos, please write or call:

Tropicana Casino and Resort
Brighton Avenue and the Boardwalk
Atlantic City, NJ 08401-6390
609/340-4000 or 800/257-6227
www.tropicana.net

Tropicana Resort and Casino
3801 Las Vegas Boulevard South
Las Vegas, NV 89109
702/739-2222 or 800/634-4000
www.tropicanalv.com

Ramada Express Hotel and Casino
2121 S. Casino Drive
Laughlin, NV 89029
702/298-4200 or 880-2-RAMADA
www.ramadaexpress.com

Casino Aztar
421 NW Riverside Drive
Evansville, IN 47708
812/433-4000
www.casinoaztar.com

Casino Aztar
777 East Third Street
Caruthersville, MO 63830
573/333-6000
www.aztarcasino.com

AZTAR CORPORATION
2390 E. Camelback Road, Suite 400
Phoenix, AZ 85016-3452
www.aztar.com